SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.__)

                         INTERMETRO COMMUNICATIONS, INC.
                      ------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)


                                   45882L 10 1
                   ------------------------------------------
                                 (CUSIP Number)

                                  JOSHUA TOUBER
                         578 WASHINGTON BLVD, SUITE 270
                            MARINA DEL REY, CA 90292
                                 (323) 993-5995
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 OCTOBER 5, 2010
                   ------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-l(g), check the following box /_/.

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO.   45882L 10 1

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOSHUA SAMUEL TOUBER


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

      (A) /_/
      (B) XX

3.    SEC USE ONLY


4.    SOURCE OF FUNDS - PF


5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                 /_/


6.    CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


 7.   SOLE VOTING POWER:         8,278,082


 8.   SHARED VOTING POWER:         0


 9.   SOLE DISPOSITIVE POWER:    10,575,401


10.   SHARED DISPOSITIVE POWER:  0


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,575,401 SHARES OF COMMON STOCK


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.3%


14.   TYPE OF REPORTING PERSON - IN



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

ITEM 1.  SECURITY AND ISSUER.
-----------------------------

         This Schedule 13D relates to of shares of Common Stock of InterMetro Communications, Inc., a Nevada corporation (the "Company"). The Company's principal business address is 2685 Park Center Drive, Bldg. A, Simi Valley, California 93065.

ITEM 2.  IDENTITY AND BACKGROUND.
----------------------------------

                  Name:                     Joshua Samuel Touber
                  Business address:         c/o Touber Media, LLC
                                            578 Washington Blvd., Suite 270
                                            Marina Del Rey, CA 90292
                  Principal occupation:     President, Touber Media, LLC
                                            Media consulting
                                            578 Washington Blvd., Suite 270
                                            Marina Del Rey, CA 90292
                  Citizenship:              U.S.


         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------------------------------------------------------------

         The Reporting Person used personal funds to purchase the Company's securities. The Reporting Person acquired a total of 701,329 shares and 219,236 warrants in connection with a business combination between the Company and its predecessor. His original purchase price for the securities was $187,955. Holder paid $4,313.61 to exercise 61,623 warrants to purchase Common Stock. A total of 1,100,000 shares were acquired pursuant to the terms of stock purchase warrants (the "Loan Warrants") which entitled the Reporting Person to elect to receive shares (the number determined by the average of the 10-day bid price before the election) in lieu of exercising the warrants. The Loan Warrants were acquired in connection with loans from the Reporting Person to the Company in the aggregate principal amount of $450,000. Pursuant to the terms of loan modifications 700,000 warrants were acquired and beneficial rights to 2,298,428 shares and 2,298,428 warrants resulting from the new right of optional conversion of any outstanding principal, fees and interest (based on a total convertible amount of $574,607 within 60 days of this filing) at Holder's discretion. Stock options for the purchase of an aggregate of 184,848 shares were granted to the Reporting Person by the Company's predecessor as incentive compensation. See also the information in Item 5, which is hereby incorporated herein by this reference.

ITEM 4.  PURPOSE OF TRANSACTION.
---------------------------------

         The Reporting Person acquired the Company's securities for investment purposes. The Reporting Person serves as a director of the Company and, in such capacity only, may be involved in matters described in paragraphs (a) through
(j) of Item 4 to Schedule 13D. Except as stated herein, the Reporting Person has no present intention to engage in any of the matters contemplated by paragraphs
(a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
-----------------------------------------------

         As of January  13,  2009,  the date which  required  the filing of this
Schedule 13D, the Reporting Person beneficially owned an aggregate of 4,678,545 shares of the Company's Common Stock, including an aggregate of 1,977,216 shares subject to options and warrants that are exercisable within sixty days, representing 6.9% of the Company's outstanding Common Stock as of December 31, 2008 as reported in the Company's Form 10-K filed on April 15, 2009. These amounts include 61,623 shares and 61,623 warrants to purchase Common Stock held by Laurel Research, Inc., of which the Reporting Person is an 80% shareholder and sole officer and director.

          On  December  31,  2008  (within  the sixty days prior to January  13,
2009), the Reporting Person purchased 1,000,000 shares of Common Stock in a private transaction for $0.0625 per share. In connection with such purchase, the Reporting Person entered into the Voting Agreement described in Item 6. On January 13, 2009, the Reporting Person purchased, in a private transaction with a third party, 1,000,000 shares of Common Stock and 1,073,132 stock purchase warrants for a total price of $20,000.

         On June 12, 2009, the Reporting Person acquired warrants to purchase 600,000 shares of Common Stock from the Company in connection with a $200,000 loan to the Company. Pursuant to the terms of these warrants, the Reporting Person elected to receive 600,000 shares of Common Stock (the amount determined by the average of the 10-day bid price before the election, subject to a maximum of 600,000 shares) in lieu of exercising the warrants.

         On July 15, 2009, Laurel Research, Inc., of which the Reporting Person is an 80% shareholder and sole officer and director, exercised 61,623 warrants to purchase Common Stock for a total price of $4,313.61.

         On July 15, 2009, the Reporting  Person  acquired  warrants to purchase
250,000 shares of Common Stock from the Company in connection with a modification of the terms of the January 2008 loan of $250,000 to the Company which extended the maturity date of the loan.

         On October 5, 2010, the Reporting person acquired warrants to purchase 250,000 shares of Common Stock from the Company in connection with a second modification of the terms if the January 2008 loan of $250,000 to the Company (further extending the maturity date of the loan) as well as warrants to purchase 200,000 shares of Common Stock from the Company in connection with a modification of the terms of the June 2009 loan of $200,000 to the Company which extended the maturity date of the loan.

         On October 5, 2010, as further consideration for the loan modifications, 200,000 warrants originally expiring July 15, 2017 were extended to expire on July 14, 2018 and Holder received beneficial rights to 2,298,428 shares and 2,298,428 warrants resulting from the new right of optional conversion of any outstanding principal, fees and interest (based on a total convertible amount of $574,607 within 60 days of this filing) at Holder's discretion

         As of the date of this Schedule, the Reporting person beneficially owns an aggregate of 10,575,401 shares of Common Stock, including 2,115,593 shares subject to options and warrants that are exercisable within 60 days and, pursuant to conversion rights, 2,298,428 shares of Common Stock plus 2,298,428 warrants exercisable within 60 days. This represents 13.3% of the Company's outstanding Common Stock as of May 15, 2009, as reported in the Company's Form 10-Q filed on August 23, 2010. These amounts include 123,246 shares of Common Stock held by Laurel Research, Inc., of which the Reporting Person is an 80% shareholder and sole officer and director.

         The information set forth in response to Items 7 through 10 of the cover page of this Schedule 13D is hereby incorporated herein by this reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

         On December 31, 2008, the Reporting Person entered into a Voting Agreement with Charles Rice, Chief Executive Officer and a director of the Company. Pursuant to this agreement, Mr. Rice has the right to vote the 1,639,706 shares owned by the Reporting Person and any shares acquired pursuant to a total of 657,613 warrants held by the Reporting Person on December 31, 2008, as follows: until 90 days after the date of the agreement on all matters submitted to a vote of the shareholders and for two years after the date of the agreement for the election of directors. The voting rights terminate with respect to any of such securities that are sold or transferred by the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

         Exhibit 1. Voting Agreement dated December 31, 2008, between Joshua Touber and Charles Rice.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct


Dated: October 18, 2010

                                                     /s/ Joshua Samuel Touber
                                                     ---------------------------
                                                     Joshua Samuel Touber



































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